Exhibit 4.8

MATERIAL CHANGE REPORT

(Form 51-102F3)

1.	Name and Address of the Issuer

Almonty Industries Inc. (the “Company” or “Almonty”)

100 King Street West, Suite 5700

Toronto, Ontario M5X 1C7

2.	Date of Material Change

January 29, 2025.

3.	News Release

On January 29, 2025, a news release was disseminated through BusinessWire and subsequently filed on the System for Electronic Document Analysis and Retrieval (SEDAR+).

4.	Summary of Material Change

Almonty Industries Inc. (“Almonty” or the “Company”) (TSX: AII / ASX: AII / OTCQX: ALMTF / Frankfurt: ALI) announced that it has entered into an exclusive offtake agreement (“Agreement” or “Offtake”) with SeAH M&S (“SeAH”), the largest processor of molybdenum products in South Korea and the second largest Molybdenum oxide smelter in the world, pursuant to which SeAH has agreed to purchase 100% of the material produced from Almonty’s Sangdong Molybdenum Project (the “Sangdong Molybdenum Project”) for life of mine.

5.	Full Description of Material Change

Almonty Industries Inc. (“Almonty” or the “Company”) (TSX: AII / ASX: AII / OTCQX: ALMTF / Frankfurt: ALI) announced that it has entered into an exclusive offtake agreement (“Agreement” or “Offtake”) with SeAH M&S (“SeAH”), the largest processor of molybdenum products in South Korea and the second largest Molybdenum oxide smelter in the world, pursuant to which SeAH has agreed to purchase 100% of the material produced from Almonty’s Sangdong Molybdenum Project (the “Sangdong Molybdenum Project”) for life of mine. The Sangdong Molybdenum Project, which is being developed by Almonty’s wholly owned subsidiary, Almonty Korea Moly Corp. (“AKMC”), is already fully permitted (Mining and Environmental) and is expected to begin producing by the end of 2026 with an anticipated life of mine of 60 years based on historical Korean Government data. When operating at full capacity, the mine will produce approximately 5,600 tons of molybdenum annually. SeAH is building a US$110 million metals and fabrication facility in Temple, Texas, that is slated to provide fabricated metal products to Space Exploration Technologies Corp. (“SpaceX”) and to the U.S. defense and civilian aerospace sectors.

The Offtake includes a hard floor price of US$19.00/Lb. (prior to the deduction of treatment charges) to ensure financial stability and a predictable revenue base as Almonty advances this transformative project. The current price of molybdenum is approximately US$22/Lb. South Korea has a large metals and shipbuilding industries which is currently almost entirely dependent on imported molybdenum, with China being the largest single source of the metal. By supplying material from the Sangdong Molybdenum Project to SeAH, South Korea’s domestic supply chain will be strengthened with reduced dependence on foreign imports and local manufacturers should greatly benefit.

The proximity of the Sangdong Molybdenum Project to Almonty’s Sangdong Tungsten Project is approximately 150 metres which will allow for significant synergies that enhance logistical efficiency, reduce costs, and leverage shared infrastructure and expertise.

The Offtake represents a pivotal step in advancing AKMC and the Sangdong Molybdenum Project and aligns with Almonty’s strategic plan and commitment to addressing the increasing Western demand for molybdenum, a critical material essential to numerous industries especially including defense, green energy technologies and advanced manufacturing.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Lewis Black, Chairman, President and Chief Executive Officer of Almonty, is knowledgeable about the material change and may be reached at (647) 438-9766.

9.	Date of Report

February 10, 2025.